August 26, 2019

Dennis Mulroy
Chief Financial Officer
LA JOLLA PHARMACEUTICAL CO
4550 Towne Centre Court
San Diego, CA 92121

       Re: LA JOLLA PHARMACEUTICAL CO
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 4, 2019
           File No. 001-36282

Dear Mr. Mulroy:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development Expense , page 29

1. Refer to your disclosure that the increase in 2018 was primarily due to increased personnel and related costs and share-based compensation expense in support of the advancement of GIAPREZA and the clinical development of LJPC-401 and other product candidates. If GIAPREZA was approved by the FDA on December 21, 2017, please tell us why the increase was due to its advancement in 2018. Further, provide us an analysis showing the amount of research and development separately for:
a)GIAPREZA, b)LJPC-
      401 and c)other product candidates in 2018 as compared to 2017. Liquidity and Capital Resources, page 31

2. Refer to your disclosure "The Company had no debt as of December 31, 2018 and
 Dennis Mulroy
LA JOLLA PHARMACEUTICAL CO
August 26, 2019
Page 2
         2017" herein and similar disclosure on page 16 in your June 30, 2019 Form 10-Q. Please provide us proposed revised disclosure to be included in future filings that addresses the debt you incurred in connection with the Deferred Royalty Obligation and its balance due at the most recent reporting date.
Notes to Consolidated Financial Statements
2. Basis of Presentation and Summary of Significant Accounting Policies
Summary of Significant Accounting Policies
Revenue Recognition, page F-7

3. For each type of variable consideration listed in the third paragraph herein, please provide us an analysis supporting why the most-likely amount method is appropriate versus the expected value method. Refer to ASC 606-10-32-8.
8. Deferred Royalty Obligation, page F-17

4. Please tell us your consideration of providing the fair value of and the relevant disclosures for the Deferred Royalty Obligation required by ASC 820-10-50.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ibolya Ignat at (202) 551-3636 or Jim Rosenberg at (202) 551-
3679 with any questions.



FirstName LastNameDennis Mulroy                                Sincerely,
Comapany NameLA JOLLA PHARMACEUTICAL CO
                                                               Division of
Corporation Finance
August 26, 2019 Page 2                                         Office of
Healthcare & Insurance
FirstName LastName